BUSINESS EXCHANGE RIDER

This Endorsement is made part of the Policy to which it is attached.

The Policyholder has the right to exchange insurance on the life of an Insured who is age 65 or less for insurance on the life of another, according to procedures set forth by MetLife. The policyholder must ask for the exchange in writing.

Evidence of insurability satisfactory to MetLife must be provided. The new Insured must meet all eligibility requirements for coverage under the Policy.

The date this exchange takes place is the Exchange Date. This will be the date of the first Policy Deduction following MetLife’s approval of the exchange. Insurance will start on the life of the new Insured and will end on the life of the original Insured as of the Exchange Date.

The amount of cash value of the new Insured will be the same as that of the original Insured at the lime of the exchange. This amount will be reduced by the Policy Deduction for the new Insured and any charges related to the exchange.

The Specified Face Amount of the new Insured will be the same as that of the original Insured at the time of exchange, unless otherwise agreed to by the Policyholder and MetLife. The Specified Face Amount may be increased if required to maintain the Policy as life insurance for federal income tax purposes.

As of the Exchange Date, the Cost of Term Insurance will be based on the age, and sex if applicable, of the new Insured.

With respect to insurance on the life of the new Insured, the period set forth in the Incontestability and Suicide, if any, provisions of the Policy will be measured from the Exchange Date.

The amount of any loan and loan interest will not change.

/s/ Michel Khalaf
Michel Khalaf President

R.S. 1266	CAAB73